650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 1, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon LLC

Amendment No. 2 to Registration Statement on Form S-1

Filed March 25, 2013

File No. 333-182662

Ladies and Gentlemen:

On behalf of Gigamon LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 17, 2013, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-182662) filed with the Commission on March 25, 2013 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Operating expenses, page 52

1.	We note the disclosure included on pages 52 and 53 in response to prior comment 7 which indicates that the expected payments related to the performance units under the 2009 Performance Unit Plan will be recognized within operating expenses. However, as previously requested, please revise to include the expected impact on each line item that will be materially affected, for instance, research and development, sales and marketing and/or general and administrative.

The Company advises the Staff that it has revised the disclosure on page 58 to address the Staff’s comment.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

    Securities and Exchange Commission

    May 1, 2013

Critical Accounting Policies Stock-based compensation expense, page 68

2.	We note your response to prior comment 4 indicates that the peer group of companies used to determine volatility was made up of a smaller number of companies than those considered for common stock valuation purposes primarily because certain of the companies were significantly larger and thus had a lower volatility. Please revise your disclosure to include this information.

The Company advises the Staff that it has revised the disclosure on page 78 to address the Staff’s comment.

3.	We note in your disclosure on pages 75 and 76 that the discounts for lack of marketability under the IPO scenario used in your September 30, 2012 and December 31, 2012 valuations were 6.3% and 14%, respectively. Please tell us the reasons for the increase in the discount for lack of marketability from September 30, 2012 to December 31, 2012 considering the timing of your IPO.

The Company respectfully advises the Staff that, as of September 30, 2012, the Company expected to complete its initial public offering by November 15, 2012, and therefore the Company used a discount for lack of marketability of 6.3%. However, as of December 31, 2012, the Company remained a private company and its expectations regarding the timing for the completion of its initial public offering had moved to June 2013. This delay in the expected completion of the initial public offering resulted in the discount for lack of marketability increasing to 14%. The Company supplementally advises the Staff that, as of April 17, 2013, the date of the most recent valuation of the Company’s common stock, the discount for lack of marketability was 8.1%, given the current expected timing of the completion of the initial public offering. The Company further advises the Staff that it has revised the disclosure on page 84 to address the Staff’s comment.

Business

Manufacturing and Suppliers, page 97

4.	You disclose on page 18 that you are transitioning the majority of your manufacturing to Jabil Circuit, Inc. Please expand your disclosure here or in an appropriate part of your document to explain the reasons for and steps remaining in undertaking this transition. In addition, describe the material terms of any material agreements with Jabil Circuit, Inc. in your document and file any such agreements as exhibits to your registration statement or tell us why you do not believe that they are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that it has revised the disclosure on pages 21 and 108 to address the Staff’s comment. In addition, the Company is filing the agreement with Jabil Circuit, Inc. as an exhibit to Amendment No. 3.

* * * * *

    Securities and Exchange Commission

    May 1, 2013

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

Enclosures

cc (w/encl.):	Paul A. Hooper
Paul B. Shinn
Gigamon LLC

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline
Anthony J. McCusker
Goodwin Procter LLP

Danny Wallace
PricewaterhouseCoopers LLP